Exhibit 21.1

Subsidiaries of Registrant

Name	Percentage Ownership	State or Country of Organization
Intec Pharma Inc.	100%	Delaware
Intec Parent, Inc.	100%	Delaware
Dillon Merger Sub, Inc.	100%*	Delaware
Domestication Merger Sub Ltd.	100%*	Israel

* Wholly owned subsidiary of Intec Parent, Inc.